MDJM LTD

December 13, 2022

Via EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	James Lopez
Ruairi Regan

Re:	MDJM LTD
Amendment No. 5 to Registration Statement on Form F-3
Filed November 8, 2022
File No. 333-261347

Ladies and Gentlemen:

This letter is in response to the letter dated December 6, 2022 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to MDJM LTD (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-3 (the “Amended Registration Statement No. 6”) is being filed to accompany this letter.

Selected Condensed Consolidating Financial Schedule, page 14

1. Please revise your Selected Condensed Consolidating Financial Schedules to include a Consolidating Statement of Operations and Comprehensive Income (Loss) for the six month period ended June 30, 2021.

In response to the Staff’s comments, we revised our disclosure on page 15 of the Amended Registration Statement No. 6 to include a Consolidating Statement of Operations and Comprehensive Income (Loss) for the six-month period ended June 30, 2021.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Siping Xu
Name:	Siping Xu
Title:	Chief Executive Officer, Chairman of the Board of Directors, and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC